# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Stabilis Solutions, Inc., CIK 0001043186
CUSIP: 85236P101
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 11750 Katy Freeway, Suite 900, Houston, Texas (TX), 77079
Date of event which requires filing of this statement: 08/23/2023
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001541112

## Reporting persons
- Westervelt T. Ballard Jr.: type of reporting person: individual (IN); citizenship or place of organization: Texas (TX); sole voting power 2,156,314; shared voting power 0; sole dispositive power 2,156,314; shared dispositive power 0; aggregate amount beneficially owned 2,156,314 (10.6% of the class)

## Item 1. Issuer
Name of issuer: Stabilis Solutions, Inc.
Address of issuer's principal executive offices: 11750 Katy Freeway Suite 900 Houston TX 77079

## Item 2. Person Filing
Name of person filing: Westervelt T. Ballard, Jr.
Address of principal business office or, if none, residence: Same as Item 1(b).
Citizenship: State of Texas

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
2,156,314(1)

(1) Reflects the following transactions and ownership as of the date of this Schedule 13G:

a. 394,714 shares of Common Stock obtained upon the vesting of a grant of 500,000 restricted stock units ("RSUs") on August 23, 2021 as follows: (i) 250,000 RSUs vested immediately upon grant on August 23, 2021, and 56,642 shares were withheld to satisfy tax obligations, for a net issuance of 193,358 shares, (ii) 125,000 RSUs vested on August 23, 2022, and 18,206 shares were withheld to satisfy tax obligations, for a net issuance of 106,794 shares, and (iii) 125,000 RSUs vested on August 23, 2023, and 30,438 shares were withheld to satisfy tax obligations, for a net issuance of 94,562 shares.

b. 19,026 shares of Common Stock obtained upon the vesting of a grant of 23,293 RSUs on February 18, 2022 as follows: (i) 7,764 RSUs vested on February 18, 2023, (ii) 7,764 RSUs vested on February 19, 2024, and 1,965 shares were withheld to satisfy tax obligations, for a net issuance of 5,799 shares, and (iii) pursuant to a Release and Consulting Agreement, by and between the Reporting Person and the Issuer, effective as of February 2, 2025 (the "Release"), 7,765 RSUs vested effective upon January 31, 2025, and 2,302 shares were withheld to satisfy tax obligations, for a net issuance of 5,463 shares.

c. 1,300,000 shares of Common Stock underlying an unexercised option granted on February 18, 2022, which vested as follows (each vesting conditional upon Mr. Ballard remaining continuously employed through the vesting date and otherwise subject to the terms and conditions of the award agreement): (i) 442,000 options vested on August 23, 2022, (ii) 429,000 options vested on August 23, 2023, and (iii) 429,000 options vested on August 23, 2024.

d. 442,574 shares of Common Stock underlying an unexercised option granted on February 18, 2022, which vested as follows (each vesting conditional upon Mr. Ballard remaining continuously employed through the vesting date and otherwise subject to the terms and conditions of the award agreement): (i) 147,524 options vested on February 18, 2023, (ii) 147,525 options vested on February 18, 2024, and (iii) 147,525 options vested on January 31, 2025 pursuant to the Release.
Percent of class:
10.6(2)

(2) The Issuer reported in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2024, that it has 18,585,014 shares of Common Stock outstanding. The ownership percentage is based upon 18,585,014 shares of Common Stock outstanding, plus 1,742,574 shares outstanding underlying options that are currently vested and exercisable, as further described in Note (1) above.
Sole power to vote or to direct the vote: 2,156,314(1)
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 2,156,314(1)
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Westervelt T. Ballard Jr.: /s/ Westervelt T. Ballard, Jr, Westervelt T. Ballard, Jr (02/20/2025)